Exhibit 99.2

HomesToLife Receives Eligibility-to-List Letter for the Proposed Secondary Listing on the Singapore Exchange, with Issuance of Introductory Document

Singapore, Oct 23, 2026 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”), a Singapore-based home furniture company with sales across Asia-Pacific, Europe and North America, today announced an important milestone in its proposed secondary listing (the “Proposed Secondary Listing”) by way of an introduction of its ordinary shares (the “Shares”) on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX-ST”). HomesToLife has received a conditional eligibility-to-list letter (“ETL”) from the SGX-ST and has issued the Introductory Document with the SGX-ST. The ETL is not an indication of the merits of the Proposed Secondary Listing, the Company and its subsidiaries and/or the Shares.

The Proposed Secondary Listing forms part of the Company’s broader capital markets strategy and reflects HomesToLife’s growing focus on Asia Pacific. The Proposed Secondary Listing is intended to broaden the Company’s investor base, enhance the visibility and accessibility of its Shares among investors in Singapore and across the region, and further strengthen its connection to its home market. HomesToLife intends to maintain its existing primary listing on the Nasdaq Stock Market (“Nasdaq”).

Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife, said: “Receiving the eligibility-to-list letter from the SGX-ST marks an important milestone in HomesToLife’s capital markets journey. As a Singapore-based company with longstanding roots here, the Proposed Secondary Listing represents a meaningful homecoming for HomesToLife. We believe a presence on the SGX-ST would bring us closer to investors in Singapore and across the region, while complementing our existing Nasdaq listing as we continue to grow internationally.”

The Proposed Secondary Listing is subject to the fulfilment of the conditions set out in the ETL and other applicable listing requirements. As such, there is no assurance that the Proposed Secondary Listing will proceed to completion.

Subject to the satisfaction of the applicable conditions and listing requirements, HomesToLife is targeting completion of the Proposed Secondary Listing in the fourth quarter of 2026. The Company will provide further updates as and when there are material developments, in accordance with applicable laws and regulatory requirements.

Shareholders and potential investors of HomesToLife are advised to exercise caution when dealing in the Shares and to refrain from taking any action in respect of their Shares which may be prejudicial to their interests. Shareholders and potential investors who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor, accountant, tax adviser or other professional adviser.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife Ltd is a global furniture company headquartered in Singapore. Leveraging 50 years of heritage built by its founders, the Company combines wholesale distribution, consumer retail, and sourcing capabilities, supported by a diversified sourcing and supplier network across China, Vietnam and India.

The Company operates through three core business divisions: (i) export division for supplying furniture to wholesale customers such as retailers and distributors worldwide, (ii) leather trading division and (iii) retail division with direct retail operations in Singapore and South Korea.

Across these business divisions, the Company operates an integrated supply chain model that encompasses product design and development, sourcing from the Company’s manufacturing partners, and the coordination of logistics and distribution channels. This operating model enables the Company to translate designs into production-ready products efficiently, supporting both branded and white-label offerings, and allows the Company to deliver scale and consistency across multiple markets.

The Company is fast expanding across Europe, Asia-Pacific, and North America, leveraging an integrated supply chain model and a global presence to deliver scale and consistency across multiple markets.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts

HomesToLife Ltd Contact:

12 Tai Seng Link

GRC Centre, #03-01A

Singapore 534233

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

HomesToLife@edelmansmithfield.com

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